ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com

February 7, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pentair plc — Response Memorandum to
Comments Regarding Registration Statement
on Form S-4 (Registration No. 333-192961)

Ladies and Gentlemen:

Pursuant to our discussion with Mr. Tom Jones on January 29, 2014, Pentair plc (the “Company”) is filing the enclosed memorandum setting forth draft responses to comments 1, 2 and 3 contained in the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated January 13, 2014, with respect to the above-referenced Registration Statement, which includes as Appendix A excerpts from the Registration Statement reflecting the Company’s proposed revised disclosures in response to the Staff’s comments.

The Company plans to respond to the remainder of the Staff’s comments with a future amendment to the above-referenced Registration Statement, which will also include the revised disclosures discussed in the enclosed memorandum.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosure

cc:	Angela D. Lageson
Pentair Ltd.
Benjamin F. Garmer, III
Jason M. Hille
Foley & Lardner LLP

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

MEMORANDUM

TO:	Ms. Amanda Ravitz
Mr. Tom Jones
Ms. Mary Beth Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:	Pentair plc

DATE:	February 7, 2014

RE:	Pentair plc
Registration Statement on Form S-4
Filed on December 19, 2013
File No. 333-192961

This memorandum sets forth the responses of Pentair plc (the “Registrant”) to certain comments in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 13, 2014, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on December 19, 2013. The Registrant is responding to comments 1, 2 and 3 in the letter at this time and will respond to comments 4 and 5 with a future amendment to the Registration Statement, which will also include the revised disclosures discussed in this memorandum.

For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

Why do you want to have your publicly-traded parent company, page 2

1.	Please ensure that you clearly present the factor or factors motivating your proposal. Currently, it appears that the benefits and reasons you cite here and on pages 35-36 do not adequately explain the proposed change in jurisdiction of incorporation to Ireland at this time. For example, it is unclear from the existing disclosure how the several benefits and reasons you cite support reincorporation specifically to Ireland as opposed to another common law jurisdiction. Please also revise to explain why you are recommending the change at this time. Finally, if you were motivated to recommend the proposal based on a primary factor, and the other factors merely supported the decision, please ensure that the primary factor is identified as such, prominently presented throughout your prospectus where you describe this proposal and fully explained in an appropriate section of your document.

In response to the Staff’s comment, the Registrant proposes to revise disclosure on pages 2-3, 18 and 35-36 (the “Relevant Pages”) of the Registration Statement as set forth in Appendix A hereto. The revised disclosure clarifies that Pentair did not have flexibility in moving its jurisdiction of incorporation to Switzerland in 2012, but then (i) conducted a comprehensive review of the most appropriate jurisdiction of incorporation and tax residency in 2013 once it had the flexibility to do so after its 2012 merger transaction was completed and (ii) determined to make a recommendation to change to Ireland at this time because such review had been completed. The Registrant also advises the Staff that the decision to change jurisdiction of incorporation was based on a careful review of a variety of factors and not on a primary factor. The Registrant has added proposed disclosure on pages 35-36 of the Registration Statement (“Approval of the

Merger Agreement – Background and Reasons for the Merger”) to clarify that the Board viewed its decisions as being based on the totality of the factors considered and that the Board did not assign any relative weights to the various factors it considered as set forth in Appendix A hereto.

2.	Describe more specifically in the appropriate section of your document the “recent changes to Swiss law” referenced on page 3 and the “changes in law that may be made as a result of voter initiatives” in Switzerland referenced on page 2. Explain how such changes have motivated your proposal to reincorporate at this time.

In response to the Staff’s comment regarding “recent changes in Swiss law,” the Registrant proposes to revise disclosure on the Relevant Pages of the Registration Statement to add disclosure on the specific recent changes in Swiss law as set forth in Appendix A hereto. With respect to “changes in law that may be made as a result of voter initiatives,” the Registrant is not aware of any other specific corporate law proposals pending at this time. Instead, the Registrant’s believes that Swiss law is more unpredictable as a result of this possibility. The Registrant proposes to revise disclosure on the Relevant Pages of the Registration Statement to clarify how these Swiss voter initiatives result in changes in law as set forth in Appendix A hereto. As discussed in response to comment 1, these changes are one of many factors motivating the proposal to reincorporate at this time.

3.	In each place where you highlight the benefits of the proposal throughout the prospectus, such as here and on pages 35-36, please provide equally prominent disclosure of the disadvantages. For example, we not that on pages 2 and 3 you itemize the benefits in separate bullet points, while you merely provide a cross reference on page 3 to the Risk Factor section of your document with regard to any disadvantages of the proposal.

In response to the Staff’s comment, the Registrant proposes to revise disclosure on the Relevant Pages of the Registration Statement to provide equally prominent disclosure of the disadvantages as set forth in Appendix A hereto.

2

Appendix A

Revised Excerpts from Form S-4 Registration Statement of Pentair plc (Reg. No. 333-192961)

QUESTIONS AND ANSWERS ON THE SOLICITATION AND THE VOTING (pages 2-3)

Q:	Why do you want to have your publicly-traded parent company incorporated in Ireland and tax resident in the U.K. and are there risks associated with doing so?

A:	We took our current form and jurisdiction of organization on September 28, 2012, as a result of a spin-off of Pentair-Switzerland (formerly known as Tyco Flow Control International Ltd.) from its then-parent, Tyco International Ltd., both of which are corporations organized under the laws of Switzerland, and a reverse acquisition involving Pentair, Inc., a Minnesota corporation and the predecessor to Pentair-Switzerland. The transaction structure effectively required us to change our jurisdiction of organization for our publicly-traded parent company from Minnesota to Switzerland because Tyco International Ltd. had determined that the entity it was going to spin-off was a company organized under the laws of Switzerland.

After the completion of the foregoing transactions, we had the flexibility to consider whether Switzerland or another jurisdiction would be the most appropriate jurisdiction of organization and tax residency for our publicly-traded parent company. During 2013, our management and the Board conducted a comprehensive review of jurisdictions for this purpose, including at meetings of the Board and its committees held in April, July, September and December 2013.

Based upon such review, we believe that the legal and regulatory systems in Ireland and the tax system in the U.K. will provide us certain advantages over the comparative systems in Switzerland. The Board decided to take action at its December 2013 meeting to approve and recommend to shareholders this change in jurisdiction of organization and tax residency because the comprehensive review of the most appropriate jurisdiction was completed at that time.

We anticipate that having our publicly-traded parent company incorporated in Ireland and tax resident in the U.K. will provide us the following benefits:

•	Incorporation of our publicly-traded parent company in Ireland would enable us to benefit by being subject to a legal and regulatory structure in a jurisdiction with a well-developed legal system and corporate law with established standards of corporate governance.

•	Ireland is a common law jurisdiction, which is more consistent with the legal system in the United States and which we believe is less prescriptive and more flexible than civil law jurisdictions such as Switzerland. We believe that this flexibility could be beneficial to us in structuring acquisitions, paying dividends, administering corporate functions and other corporate governance matters.

•	^Swiss law provides that changes to corporate and other laws can be put to a national referendum of voters at the request of Swiss citizens who obtain a requisite number of signatures. If a constitutional referendum is approved by the voters, it is adopted into the Swiss constitution without a legislative process, which results in unpredictability in the Swiss legal system. As a result, we believe the legal and regulatory system in Ireland is more predictable than Switzerland^.

•	The U.K. has a developed, stable and internationally competitive tax system.

•	We expect an annual tax benefit of $3 million to $4 million as a result of the change of tax residency from Switzerland to the U.K.

•	The U.K. has an exemption system for distributions and certain share disposals and one of the most extensive double tax treaty networks in the world, including access to European Union treaties, which we believe will be beneficial to shareholders.

•	The legal requirements we will be subject to as a company incorporated in Ireland, listed on the NYSE and subject to SEC disclosure and shareholder voting requirements strike the right balance between robust external governance oversight and regulation of our executive and director pay practices and the ability of our compensation committee consisting of independent directors to determine executive compensation to provide incentives to our executive management and to offer competitive salaries and benefits.

•	We believe that this balance will be negatively impacted in Switzerland as a result of ^a constitutional amendment approved by Swiss voters resulting in changes to Swiss law effective January 1, 2014, which prohibit certain severance compensation practices, advance compensation practices and incentive commissions in connection with the sale and purchase of businesses that we believe puts us at a competitive disadvantage to attract and retain executive talent. The changes to Swiss law also provide for potential criminal liability for directors and executive management for certain compensation decisions. As a result, we believe our ability to attract and retain executive talent and directors will be enhanced as an Irish company.

•	In addition, ^beginning with annual meetings in 2015, the changes to Swiss law will require shareholder votes on compensation for directors and executive management that have requirements different from the SEC as to which officers, the types of compensation and the compensation time periods that must be voted on. Operating under inconsistent regulatory regimes that differ from those established by the NYSE and the SEC, as may be the case in Switzerland, could be challenging. In Ireland, we will continue to be subject to the regulatory systems of the NYSE and the SEC, including annual shareholder advisory votes on executive compensation, but not be subject to additional regulatory requirements of Switzerland that may be complex and costly to comply with.

^Although we expect that the Merger should provide us the benefits described above, the Merger will expose ^Pentair and ^ its shareholders to some risks:

•	The risk that the potential benefits described above sought in the Merger may not be realized.

•	The possibility of uncertainty created by the Merger and the change in our jurisdiction of organization and tax residency.

•	The fact that Irish corporate law imposes different and additional obligations on us and our shareholders.

•	The fact that we expect to incur costs to complete the Merger.

•	The diversion of management’s time and attention.

•	Other risks related to the change in our jurisdiction of organization to Ireland and tax residency to the U.K. discussed in the discussion under “Risk Factors” beginning on page 28.

The Board has considered both the potential advantages of, and the risks associated with, the Merger and has unanimously approved the Merger Agreement and recommends that shareholders vote to approve the Merger Agreement Proposal. See “Approval of the Merger Agreement—Background and Reasons for the Merger” beginning on page 35 for further information.

SUMMARY (page 18)

Reasons for the Merger (see page 35)

We took our current form and jurisdiction of organization on September 28, 2012, as a result of a spin-off of Pentair-Switzerland (formerly known as Tyco Flow Control International Ltd.) from its then-parent, Tyco International Ltd., both of which are corporations organized under the laws of Switzerland, and a reverse acquisition involving Pentair, Inc., a Minnesota corporation and the predecessor to Pentair-Switzerland. The transaction structure effectively required us to change our jurisdiction of organization for our publicly-traded parent company from Minnesota to Switzerland because Tyco International Ltd. had determined that the entity it was going to spin-off was a company organized under the laws of Switzerland.

After the completion of the foregoing transactions, we had the flexibility to consider whether Switzerland or another jurisdiction would be the most appropriate jurisdiction of organization and tax residency for our publicly-traded parent company. During 2013, our management and the Board conducted a comprehensive review of jurisdictions for this purpose, including at meetings of the Board and its committees held in April, July, September and December 2013.

Based upon such review, we believe that the legal and regulatory systems in Ireland and the tax system in the U.K. will provide us certain advantages over the comparative systems in Switzerland. The Board decided to take action at its December 2013 meeting to approve and recommend to shareholders this change in jurisdiction of organization and tax residency because the comprehensive review of the most appropriate jurisdiction was completed at that time. In reaching its decision to approve the Merger and recommend that Pentair-Switzerland shareholders approve the Merger Agreement, the Board identified potential benefits of having our publicly-traded parent company incorporated in Ireland and our tax residency in the U.K.^:

•	Incorporation of our publicly-traded parent company in Ireland would enable us to benefit by being subject to a legal and regulatory structure in a jurisdiction with a well-developed legal system and corporate law with established standards of corporate governance.

•	Ireland is a common law jurisdiction, which is more consistent with the legal system in the United States and which we believe is less prescriptive and more flexible than civil law jurisdictions such as Switzerland. We believe that this flexibility could be beneficial to us in structuring acquisitions, paying dividends, administering corporate functions and other corporate governance matters.

•	^Swiss law provides that changes to corporate and other laws can be put to a national referendum of voters at the request of Swiss citizens who obtain a requisite number of signatures. If a constitutional referendum is approved by the voters, it is adopted into the Swiss constitution without a legislative process, which results in unpredictability in the Swiss legal system. As a result, we believe the legal and regulatory system in Ireland is more predictable than Switzerland^.

•	The U.K. has a developed, stable and internationally competitive tax system.

•	We expect an annual tax benefit of $3 million to $4 million as a result of the change of tax residency from Switzerland to the U.K.

•	The U.K. has an exemption system for distributions and certain share disposals and one of the most extensive double tax treaty networks in the world, including access to European Union treaties, which we believe will be beneficial to shareholders.

•	The legal requirements we will be subject to as a company incorporated in Ireland, listed on the NYSE and subject to SEC disclosure and shareholder voting requirements strike the right balance between robust external governance oversight and regulation of our executive and director pay practices and the ability of our compensation committee consisting of independent directors to determine executive compensation to provide incentives to our executive management and to offer competitive salaries and benefits.

•	We believe that this balance will be negatively impacted in Switzerland as a result of ^a constitutional amendment approved by Swiss voters resulting in changes to Swiss law effective January 1, 2014, which prohibit certain severance compensation practices, advance compensation practices and incentive commissions in connection with the sale and purchase of businesses that we believe puts us at a competitive disadvantage to attract and retain executive talent. The changes to Swiss law also provide for potential criminal liability for directors and executive management for certain compensation decisions. As a result, we believe our ability to attract and retain executive talent and directors will be enhanced as an Irish company.

•	In addition, ^beginning with annual meetings in 2015, the changes to Swiss law will require shareholder votes on compensation for directors and executive management that have requirements different from the SEC as to which officers, the types of compensation and the compensation time periods that must be voted on. Operating under inconsistent regulatory regimes that differ from those established by the NYSE and the SEC, as may be the case in Switzerland, could be challenging. In Ireland, we will continue to be subject to the regulatory systems of the NYSE and the SEC, including annual shareholder advisory votes on executive compensation, but not be subject to additional regulatory requirements of Switzerland that may be complex and costly to comply with.

The Board was also considered a variety of potential detriments in its deliberations concerning the Merger:

•	The risk that the potential benefits described above sought in the Merger may not be realized.

•	The possibility of uncertainty created by the Merger and the change in our jurisdiction of organization and tax residency.

•	The fact that Irish corporate law imposes different and additional obligations on us and our shareholders.

•	The fact that we expect to incur costs to complete the Merger.

•	The diversion of management’s time and attention.

•	Other risks related to the change in our jurisdiction of organization to Ireland and tax residency to the U.K. discussed in the discussion under “Risk Factors.”

See “Approval of the Merger Agreement—Background and Reasons for the Merger” beginning on page 35 for further information.

APPROVAL OF THE MERGER AGREEMENT (pages 35 -36)

Background and Reasons for the Merger

We took our current form and jurisdiction of organization on September 28, 2012, as a result of a spin-off of Pentair-Switzerland (formerly known as Tyco Flow Control International Ltd.) from its then-parent, Tyco International Ltd., both of which are corporations organized under the laws of Switzerland, and a reverse acquisition involving Pentair, Inc., a Minnesota corporation and the predecessor to Pentair-Switzerland. This acquisition has been beneficial to shareholders as our share price has increased by 77% from $40.26, the closing price on the NYSE on March 27, 2012, which was the last trading day before announcement of this acquisition, to $71.24, the closing price on the NYSE on December 9, 2013, which was the last trading day before the public announcement of the Merger. However, the transaction structure effectively required us to change our jurisdiction of organization for our publicly-traded parent company from Minnesota to Switzerland because Tyco International Ltd. had determined that the entity it was going to spin-off was a company organized under the laws of Switzerland.

After the completion of the foregoing transactions^, we had the flexibility to consider whether Switzerland or another jurisdiction would be the most appropriate jurisdiction of organization and tax residency for our publicly-traded parent company. During 2013, our management and the Board ^conducted a comprehensive review of jurisdictions for this purpose, including at meetings of the Board and its committees held in April, July, September and December 2013.

Based upon such review, we believe that the legal and regulatory systems in Ireland and the tax system in the U.K. will provide us certain advantages over the comparative systems in Switzerland. ^The Board decided to take action at its December 2013 meeting to approve and recommend to shareholders this change in jurisdiction of organization and tax residency because the comprehensive review of the most appropriate jurisdiction was completed at that time. In reaching its decision to unanimously approve the Merger Agreement, the Board carefully considered the following material factors that it expects will provide benefits to Pentair and its shareholders:

•	Incorporation of our publicly-traded parent company in Ireland would enable us to benefit by being subject to a legal and regulatory structure in a jurisdiction with a well-developed legal system and corporate law with established standards of corporate governance.

•	Ireland is a common law jurisdiction, which is more consistent with the legal system in the United States and which we believe is less prescriptive and more flexible than civil law jurisdictions such as Switzerland. We believe that this flexibility could be beneficial to us in structuring acquisitions, paying dividends, administering corporate functions and other corporate governance matters.

•	^Swiss law provides that changes to corporate and other laws can be put to a national referendum of voters at the request of Swiss citizens who obtain a requisite number of signatures. If a constitutional referendum is approved by the voters, it is adopted into the Swiss constitution without a legislative process, which results in unpredictability in the Swiss legal system. As a result, we believe the legal and regulatory system in Ireland is more predictable than Switzerland^.

•	The U.K. has a developed, stable and internationally competitive tax system, which we expect will better assist Pentair to maintain a competitive worldwide effective tax rate than tax residency in Switzerland.

•	We expect an annual tax benefit of $3 million to $4 million as a result of the change of tax residency from Switzerland to the U.K.

•	The U.K. has an exemption system for distributions and certain share disposals and one of the most extensive double tax treaty networks in the world, including access to European Union treaties, which we believe will be beneficial to shareholders.

•	The legal requirements we will be subject to as a company incorporated in Ireland, listed on the NYSE and subject to SEC disclosure and shareholder voting requirements strike the right balance between robust external governance oversight and regulation of our executive and director pay practices and the ability of our compensation committee consisting of independent directors to determine executive compensation to provide incentives to our executive management and to offer competitive salaries and benefits.

•	We believe that this balance will be negatively impacted in Switzerland as a result of ^a constitutional amendment approved by Swiss voters resulting in changes to Swiss law effective January 1, 2014, which prohibit certain severance compensation practices, advance compensation practices and incentive commissions in connection with the sale and purchase of businesses that we believe puts us at a competitive disadvantage to attract and retain executive talent. The changes to Swiss law also provide for potential criminal liability for directors and executive management for certain compensation decisions. As a result, we believe our ability to attract and retain executive talent and directors will be enhanced as an Irish company.

•	In addition, ^beginning with annual meetings in 2015, the changes to Swiss law will require shareholder votes on compensation for directors and executive management that have requirements different from the SEC as to which officers, the types of compensation and the compensation time periods that must be voted on. Operating under inconsistent regulatory regimes that differ from those established by the NYSE and the SEC, as may be the case in Switzerland, could be challenging. In Ireland, we will continue to be subject to the regulatory systems of the NYSE and the SEC, including annual shareholder advisory votes on executive compensation, but not be subject to additional regulatory requirements of Switzerland that may be complex and costly to comply with.

Although we expect that the Merger should provide us the benefits described above, the Merger will expose Pentair and its shareholders to some risks. The Board was cognizant of, and considered, a variety of ^potentially material negative factors^ in its deliberations concerning the Merger:

•	The risk that the potential benefits described above sought in the Merger may not be realized.

•	The possibility of uncertainty created by the Merger and the change in our jurisdiction of organization and tax residency^ .

•	The fact that Irish corporate law imposes different and additional obligations on us and our shareholders.

•	The fact that we expect to incur costs to complete the Merger.

•	The diversion of management’s time and attention.

•	Other risks related to the change in our jurisdiction of organization to Ireland and tax residency to the U.K. discussed in the discussion under “Risk Factors.”

This discussion of the information and factors considered by the Board in reaching its conclusions and recommendation includes the material factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger, and the complexity of these matters, the Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby, and to make its recommendation to Pentair shareholders. Rather, the Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Pentair’s management and outside legal and tax advisors. In addition, individual members of the Board may have assigned different weights to different factors.

After completing its review of the expected benefits and the potential advantages of the Merger, the Board unanimously approved the Merger Agreement, and has recommended that shareholders vote for the Merger Agreement Proposal. ^